                       SECURITIES AND EXCHANGE COMMISSION

                                Washington, D.C.

                                   FORM U-3A-2

                 Statement by Holding Company Claiming Exemption
                  Under Rule U-3A-2 from the Provisions of the
                   Public Utility Holding Company Act of 1935

                      To Be Filed Annually Prior to March 1

                               PNM RESOURCES, INC.


         PNM Resources, Inc. ("PNM Resources") hereby files with the Securities and Exchange Commission (the "Commission"), pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935, and submits the following information:

         1. Name, State of organization, location and nature of business of claimant and every subsidiary thereof, other than any exempt wholesale generator ("EWG") or foreign utility company in which claimant directly or indirectly holds an interest.

         PNM Resources (originally formed under the name "Manzano Corporation") was organized under the laws of New Mexico in 2000 as a subsidiary of Public Service Company of New Mexico, a New Mexico corporation ("PNM"). Upon the completion on December 31, 2001 of the share exchange between PNM and PNM Resources, PNM became a wholly owned subsidiary of PNM Resources (the "Share Exchange"). (1) PNM Resources has its principal offices at Alvarado Square, Albuquerque, New Mexico 87158.

         PNM Resources owns all of the issued and outstanding voting securities of PNM. PNM owns all of the issued and outstanding voting securities of its sole active subsidiary, Avistar Inc. (" Avistar"). PNM also directly owns all of the issued and outstanding voting securities of the following inactive New Mexico subsidiaries: PNM Electric & Gas Services, Inc. ("PNMEGS"); Meadows Resources, Inc. ("Meadows"); Sunbelt Mining Company, Inc. ("Sunbelt"); Paragon Resources, Inc. ("Paragon"); Sunterra Gas Gathering Company ("Sunterra GG"); and Sunterra Gas Processing Company ("Sunterra GP"). There are also a number of indirectly owned inactive subsidiaries. These are identified in the table below.


------------------------------
(1) This application by PNM Resources on Form U-3A-2 speaks as of December 31, 2001, the date on which the share exchange between PNM and PNM Resources became effective.

                               ACTIVE SUBSIDIARIES

                                       PNM

         PNM, a subsidiary of PNM Resources, is a public utility incorporated in 1917 under the laws of the State of New Mexico with principal offices at Alvarado Square, Albuquerque, New Mexico 87158. PNM is a public utility primarily engaged in the generation, transmission, distribution and sale of electricity and the transmission, distribution and sale of natural gas. In 2000, PNM began operating as three distinct business units: (1) Utility Operations,
(2) Generation and Trading Operations and (3) Unregulated Operations. The Utility Operations business unit includes the electric service offering segment ("Electric") and the natural gas product offering segment ("Gas"). Electric consists of the sale and distribution of electricity, as well as all activities related to PNM's electric transmission operations. Gas includes the transportation, distribution and sale of natural gas. Both Electric and Gas include related activities such as marketing and customer service. The Generation and Trading Operations business unit includes production and purchase of electricity, the sale of electricity to Utility Operations (at an internally developed transfer price) and wholesale sales of electricity and electricity trading activities with third parties. The Unregulated Operations business unit provides energy-related services to complement and enhance PNM's competencies in the other two business units.

         The total population of the area served by one or more of PNM's utility services is estimated to be approximately 1.35 million, of which some 52.2% live in the greater Albuquerque area.

                                     AVISTAR

         Avistar, a wholly-owned subsidiary of PNM, was formed in August 1999 as a New Mexico corporation. Its principal offices are at Alvarado Square, Albuquerque, New Mexico, 87158. Avistar is currently engaged in certain non-utility businesses, including energy- and utility-related services previously conducted by PNM. Pursuant to New Mexico Public Regulation Commission ("PRC") authority, PNM was authorized to invest up to $50 million in equity in Avistar and was authorized to enter into a reciprocal loan agreement with Avistar for up to $30 million. PNM has invested $50 million in Avistar, and there are no amounts outstanding under the reciprocal loan agreement.

                              INACTIVE SUBSIDIARIES


                        DIRECT AND INDIRECT SUBSIDIARIES
                   RELATED TO PREVIOUS DIVERSIFICATION EFFORTS





                                           PLACE OF
                                        INCORPORATION OR                         ADDITIONAL
NAME                                      ORGANIZATION                          INFORMATION
----                                   -----------------                      ----------------


Meadows Resources, Inc.                     New Mexico                     Wholly owned subsidiary which
(Meadows)                                                                  formerly developed and conducted
                                                                           activities unrelated to utility
                                                                           operations.

Bellamah Associates Ltd. (BAL)              New Mexico                     Subsidiary of Meadows. Limited
                                                                           Partnership with BIL. General
                                                                           partnership with BCD, BHL and
                                                                           Meadows.

Bellamah Community                          New Mexico                     A general partnership
Development (BCD)                                                          among BAL, BHL, and
                                                                           Meadows.

Bellamah Holding                            New Mexico                     Subsidiary of MCB and
Company (BHC)                                                              limited partnership with
                                                                           BIL.




Bellamah Holding Ltd. (BHL)                 New Mexico                     Limited Partnership with MCB.
                                                                           General partnership with BAL, BCD
                                                                           and Meadows.

Bellamah Investors Ltd. (BIL)               New Mexico                     Limited Partnership with BAL and
                                                                           BHC.

Republic Holding Company (RHC)              Delaware                       Subsidiary of Meadows.

                        DIRECT AND INDIRECT SUBSIDIARIES
                   RELATED TO PREVIOUS DIVERSIFICATION EFFORTS


                                           PLACE OF                             ADDITIONAL
                                       INCORPORATION OR                       INFORMATION (IF
NAME                                      ORGANIZATION                             NEEDED)
----                                   -----------------                      ----------------
Sunbelt Mining Company,                     New Mexico                     Wholly owned subsidiary which
Inc.                                                                       formerly, among other things,
                                                                           acquired developed, and marketed
                                                                           coal.



                               DIRECT SUBSIDIARIES
           RELATED TO PREVIOUS GAS GATHERING AND PROCESSING BUSINESSES

                                           PLACE OF                             ADDITIONAL
                                        INCORPORATION OR                       INFORMATION (IF
NAME                                      ORGANIZATION                             NEEDED)
----                                   -----------------                      ----------------
Sunterra Gas Gathering Company              New Mexico                     Primary activities, prior to
                                                                           June 30, 1995 closing date
                                                                           on which gas gathering and
                                                                           processing assets were sold,
                                                                           were to gather and deliver
                                                                           natural gas to interstate and
                                                                           intrastate pipelines and to
                                                                           sell natural gas to PNM Gas
                                                                           Services.

Sunterra Gas Processing Company             New Mexico                     Primary activity, prior to the June
                                                                           30, 1995 closing date on which gas
                                                                           gathering and processing assets
                                                                           were sold, was to process natural
                                                                           gas.

                        DIRECT AND INDIRECT SUBSIDIARIES
                            RELATED TO RESTRUCTURING

                                           PLACE OF                             ADDITIONAL
                                       INCORPORATION OR                       INFORMATION (IF
NAME                                      ORGANIZATION                             NEEDED)
----                                   -----------------                      ----------------
PNM Electric and Gas Services               New Mexico                     Shell corporation formed
                                                                           with initial equity capital of
                                                                           $1000, created as part of
                                                                           PNM's plan to comply with
                                                                           the New Mexico Electric
                                                                           Utility Industry
                                                                           Restructuring Act of 1999.

Manzano Energy                              New Mexico                     Subsidiary of Avistar
Corporation                                                                formed with $100 equity
                                                                           capital to hold the name
                                                                           "Manzano Energy
                                                                           Corporation."




                              INDIRECT SUBSIDIARIES
              RELATED TO TRANSACTION WITH WESTERN RESOURCES, INC.


                                           PLACE OF                             ADDITIONAL
                                       INCORPORATION OR                       INFORMATION (IF
NAME                                      ORGANIZATION                             NEEDED)
----                                   -----------------                      ----------------


HVOLT Enterprises, Inc.                     Delaware                       Shell corporation formed
(HVOLT)                                                                    with $1000 of equity capital
                                                                           to facilitate a transaction
                                                                           (the "Transaction") between
                                                                           PNM Resources and
                                                                           Western Resources, Inc.
                                                                           ("Western Resources").(2)

HVNM, Inc. (HVNM)                           New Mexico                     Shell subsidiary of HVOLT
                                                                           formed with $1000 equity

--------------------------------

(2) Under the Agreement and Plan of Restructuring and Merger, dated as of November 8, 2000, among Western Resources, PNM, HVOLT, HVK and HVNM, HVK, one of HVOLT's newly formed wholly owned subsidiaries, would merge with and into Western Resources, whereby Western Resources would become a wholly owned subsidiary of HVOLT, and HVNM, another one of HVOLT's newly formed wholly owned subsidiaries, would merge with and into PNM Resources, whereby PNM Resources would become a wholly owned subsidiary of HVOLT. Whether or not the Transaction can be consummated on the terms specified by the Agreement and Plan of Restructuring and Merger is presently the subject of litigation between the parties.



                                           PLACE OF                             ADDITIONAL
                                       INCORPORATION OR                       INFORMATION (IF
NAME                                      ORGANIZATION                             NEEDED)
----                                   -----------------                      ----------------
                                                                         capital to facilitate the
                                                                         Transaction.




HVK, Inc. (HVK)                             Kansas                       Shell subsidiary of HVOLT
                                                                         formed with $1000 equity
                                                                         capital to facilitate the
                                                                         Transaction.




                       MISCELLANEOUS INACTIVE SUBSIDIARIES

                                           PLACE OF                             ADDITIONAL
                                       INCORPORATION OR                       INFORMATION (IF
NAME                                      ORGANIZATION                             NEEDED)
----                                   -----------------                      ----------------

AMDAX.com                                   Nevada                         25% owned by Avistar

Gas Company of New                          New Mexico                     Subsidiary of Sunbelt to preserve
Mexico                                                                     the name "Gas Company of New
                                                                           Mexico"

Paragon Resources, Inc.                     New Mexico                     Wholly owned, utility related
                                                                           subsidiary which formerly provided
                                                                           services to the PNM electric and
                                                                           gas services operations.



          2. A brief description of the properties of claimant and each of its subsidiary public utility companies used for the generation, transmission, and distribution of electric energy for sale, or for the production, transmission, and distribution of natural or manufactured gas, indicating the location of principal generating plants, transmission lines, producing fields, gas manufacturing plants, and electric and gas distribution facilities, including all such properties which are outside the State in which claimant and its subsidiaries are organized and all transmission or pipelines which deliver or receive electric energy or gas at the borders of such State.

         PNM Resources does not own directly any utility properties or perform any utility operations. PNM Resources's operating subsidiary is PNM and is described in detail below.

         PNM provides retail electric service to a large area of north central New Mexico, including the cities of Albuquerque, Santa Fe, Rio Rancho, Las Vegas, Belen and Bernalillo. PNM also provides retail electric service to Deming in southwestern New Mexico and to Clayton in northeastern New Mexico. As of December 31, 2000, PNM served approximately 369,000 retail electric customers, the largest of which accounted for approximately 4.1% of PNM's total electric revenues for the year ended December 31, 2000.

         As of December 31, 2000, the aggregate net generating capacity of PNM's system was 1,521 megawatts ("MW"). During 2000, the seasonal peak electric demand experienced by PNM was 1,368 MW during the summer and 1,211 MW during the winter. PNM served this demand with a combination of the following: (i) 390 MW of nuclear generated power obtained though PNM's 10.2% interest in the Palo Verde Nuclear Generating Station ("Palo Verde"), located in Wintersburg, Arizona; (ii) 765 MW of power from the coal burning units at the San Juan Generating Station ("SJGS"), located in Waterflow, New Mexico, obtained through PNM's 50% ownership of SJGS Units 1, 2 and 3 and 38.457% ownership of SJGS Unit 4; (iii) 192 MW of power obtained through PNM's 13% ownership of coal burning Units 4 and 5 at the Four Corners Power Plant, located in Fruitland, New Mexico;
(iv) 154 MW generated by gas/oil burning units at the Reeves Generating Station, located in Albuquerque, New Mexico; and (v) 20 MW generated by the gas/oil burning unit at the Las Vegas Generating Station, located in Las Vegas, New Mexico. For the year ended December 31, 2000, PNM's electric generation mix was 68.0% coal, 29.8% nuclear, and 2.2% gas/oil.

         As of December 31, 2001, PNM has approximately 132 MW of additional unit contingent peaking capacity as a result of its agreement with the Delta-Person Limited Partnership ("PLP"), owner of a gas turbine generating unit located near Albuquerque, New Mexico. PNM entered into a 20 year power purchase agreement with PLP to purchase approximately 132 MW of unit contingent peaking capacity, with an option to renew for an additional five years. This brings PNM's total net generation capacity, consisting of both internal capacity and external, contracted capacity, to 1,653 MW.

         Currently, PNM is constructing a new power plant, known as the Afton Generating Station, that will provide electricity to southern New Mexico. The Afton Generating Station will be constructed adjacent to the Afton Compression Station of El Paso Natural Gas Company, about 12.5 miles southwest of Las Cruces, New Mexico. The plant is scheduled to be in commercial operation by the end of October 2002. It will produce 135 MW of electricity in its initial, simple cycle phase. By the last quarter of 2003, PNM is expected to expand the plant to a combined-cycle facility, with an output of approximately 225 MW.

         PNM has a long-term power purchase agreement (which expires in May, 2011) with Southwestern Public Service Company, under which PNM presently receives 150 MW of interruptible power. Additionally, PNM has 70 MW of contingent capacity it obtains from El Paso Electric Company under a transmission-capacity-for-generation-capacity trade arrangement that runs through May, 2004.

         As of December 31, 2000, PNM's electric transmission facilities (including jointly owned and leased facilities) consisted of approximately 2,552 circuit miles of electric transmission lines, 4,205 miles of overhead distribution lines, 3,389 miles of underground distribution lines, and a total of 210 switching stations and substations, all located in New Mexico. On February 28, 2001, PNM completed the purchase of several additional transmission lines and switching stations from Tri-State Generation and Transmission Association, Inc. The purchase included approximately 335 miles of 115 kV transmission lines and two complete additional switching stations, and portions of three switching stations (immediately adjacent to existing PNM-owned switching stations), all of which are located in New Mexico. PNM's jointly owned transmission facilities (mentioned above) include approximately 165 miles of 500 kV transmission lines located in Arizona. They are associated with PNM's interest in Palo Verde.

         PNM, distributing natural gas to most of the major communities in New Mexico, including Albuquerque and Santa Fe, served approximately 435,000 natural gas customers as of December 31, 2000. The Albuquerque metropolitan area accounts for approximately 51.7% of the total sales-service customers. PNM obtains its supply of natural gas primarily from sources within New Mexico pursuant to contracts with producers and marketers. These contracts are generally sufficient to meet PNM's peak-day demand. PNM serves certain cities that depend on El Paso Natural Gas Company or Transwestern Pipeline Company for transportation of gas supplies. Because these cities are not directly connected to PNM transmission facilities, gas transported by these companies is the sole supply source for those cities.

         PNM's natural gas properties, as of December 31, 2000, consisted primarily of natural gas storage, transmission and distribution systems. Provisions for storage made by PNM include ownership and operation of an underground storage facility located near Albuquerque, New Mexico. The transmission systems consisted of approximately 1,464 miles of pipe with appurtenant compression facilities. The distribution systems consisted of approximately 10,693 miles of pipe.

         3. The following information for the last calendar year with respect to claimant and each of its subsidiary public utility companies:

                  a) Number of kwh. of electric energy sold (at retail or
                     wholesale), and Mcf. of natural or manufactured gas distributed at retail.

                                               UNITS SOLD

                     Electric Energy           19,441,071,000 kwh

                     Natural or
                     Manufactured Gas          93,865,867 Mcf(3)


------------------------------
(3) Mcf quantities estimated based on actual MMBTU of gas transacted divided by estimated BTU content.

                  b) Number of kwh. of electric energy and Mcf. of natural
                     or manufactured gas distributed at retail outside the State in which each such company is organized.

                                               UNITS SOLD

                     Electric Energy           -0- kwh

                     Natural or Manufactured   -0- Mcf
                     Gas

                  c) Number of kwh. of electric energy and Mcf. of natural
                     or manufactured gas sold at wholesale outside the State in which each such company is organized, or at the State line.

                                               UNITS SOLD

                     Electric Energy           8,782,214,000 kwh

                     Natural or
                     Manufactured Gas          142,975 Mcf(3)


                  d) Number of kwh. of electric energy and Mcf. of natural
                     or manufactured gas purchased outside the State in which each such company is organized, or at the State line.

                                               UNITS PURCHASED

                     Electric Energy           5,814,546,000 kwh

                     Natural or
                     Manufactured Gas          21,991,045 Mcf(3)


         4. The following information for the reporting period with respect to claimant and each interest it holds directly or indirectly in an EWG or a foreign utility company, stating monetary amounts in United States dollars:

                  a) Name, location, business address and description of the facilities used by the EWG or foreign utility company for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas.

                           N/A. The claimant holds no interest, directly or indirectly, in an EWG or a foreign utility company.

                  b) Name of each system company that holds an interest in such EWG or foreign utility company and description of the interest held.

                           N/A

                  c) Type and amount of capital invested, directly or indirectly, by the holding company claiming exemption; any direct or indirect guarantee of the security of the EWG or foreign utility company by the holding company claiming exemption; and any debt or other financial obligation for which there is recourse, directly or indirectly, to the holding company claiming exemption or another system company other than the EWG or foreign utility company.

                           N/A

                  d) Capitalization and earnings of the EWG or foreign utility company during the reporting period.

                           N/A

                  e) Identify any service, sales or construction contract(s) between the EWG or foreign utility company and a system company, and describe the services to be rendered or goods sold and fees or revenues under such agreement(s).


                           N/A

                                   EXHIBIT A


          A consolidating statement of income and surplus of the claimant and its subsidiary companies for the last calendar year, together with a consolidating balance sheet of claimant and its subsidiary companies as of the close of such calendar year.

                         PNM RESOURCES AND SUBSIDIARIES
                       CONSOLIDATING FINANCIAL STATEMENTS
                                DECEMBER 31, 2000


The following consolidating financial statements of PNM Resources as of and for the period presented herein give effect to the holding company structure of PNM Resources as if its formation had occurred as of January 1, 2000. These consolidating financial statements are based on Public Service Company of New Mexico's (PNM) historical consolidated financial statements presented in PNM's Annual Report on Form 10-K for the fiscal year ended December 31, 2000. The PNM Resources holding company structure was effected through a one-for-one share exchange between the shareholders of PNM and PNM Resources on December 31, 2001, whereby the shareholders of PNM become shareholders of PNM Resources and PNM Resources acquired all of PNM's common stock (the "Share Exchange"). The basis for PNM's stockholder's equity transfer is historical cost.

The consolidating financial statements reflect adjustments for certain intercompany transactions that would have occurred if the Share Exchange had occurred as of January 1, 2000. These intercompany transactions, pursuant to certain agreements between PNM Resources and PNM, reflect: a lease for space owned by PNM Resources and occupied by PNM; a sublease for space leased by PNM Resources and occupied by PNM; and a services agreement for PNM Resources services to PNM and PNM's services to PNM Resources. The consolidating financial statements are not necessarily indicative of the financial position or results of operations of PNM Resources or PNM that might have been achieved if the Share Exchange had occurred as of January 1, 2000.

                                               PNM RESOURCES AND SUBSIDIARIES
                                      CONSOLIDATING STATEMENT OF EARNINGS AND SURPLUS
                                                YEAR ENDED DECEMBER 31, 2000

                                                         PNM                PNM                           SUNBELT       PARAGON
                                                      RESOURCES         CONSOLIDATED         AVISTAR       MINING      RESOURCES
                                                      ---------         ------------         -------      --------     ---------
                                                                                      (In thousands)
OPERATING REVENUES:
  Electric....................................         $      -           $1,289,192         $     -      $      -       $     -
  Gas.........................................                -              319,924               -             -             -
  Non-Utility.................................                -                    -           2,158             -             -
  Intercompany................................           37,300                1,037               -             -             -
                                                      ---------         ------------         -------      --------     ---------
     Total operating revenues.................           37,300            1,610,153           2,158             -             -
                                                      ---------         ------------         -------      --------     ---------

OPERATING EXPENSES:
  Cost of energy sold.........................                -              949,880               -             -             -
  Intercompany................................            1,037               37,300               -             -             -
  Administrative and general..................           43,058               94,773           9,438             -             -
  Energy production costs.....................                -              139,894               -             -             -
  Depreciation and amortization...............                -               93,035              23             -             -
  Transmission and distribution costs.........                -               60,330               -             -             -
  Taxes, other than income taxes..............            6,026               28,074             305             -             -
  Income taxes................................           (5,075)              61,848          (3,010)            -             -
                                                      ---------         ------------         -------      --------     ---------
     Total operating expenses.................           45,046            1,465,134           6,756             -             -
                                                      ---------         ------------         -------      --------     ---------
     Operating income.........................           (7,746)             145,019          (4,598)            -             -
                                                      ---------         ------------         -------      --------     ---------

OTHER INCOME AND DEDUCTIONS:
  Equity in earnings from subsidiaries........          113,079                    -               -             -             -
  Other.......................................           (8,215)              65,701          (3,219)           15            14
  Income tax expense..........................            3,828              (25,473)          1,275            (6)           (6)
                                                      ---------         ------------         -------      --------     ---------
     Net other income and deductions..........          108,692               40,228          (1,944)            9             8
                                                      ---------         ------------         -------      --------     ---------
     Income before interest charges...........          100,946              185,247          (6,542)            9             8
                                                      ---------         ------------         -------      --------     ---------

INTEREST CHARGES:
  Interest on long-term debt..................                -               62,823               -             -             -
  Other interest charges......................                -                3,115              12             -             -
                                                      ---------         ------------         -------      --------     ---------
     Net interest charges.....................                -               65,938              12             -             -
                                                      ---------         ------------         -------      --------     ---------

NET EARNINGS..................................          100,946              119,309          (6,554)            9             8
     Preferred stock dividend requirements....                -                  586               -             -             -
                                                      ---------         ------------         -------      --------     ---------

      Net Earnings Applicable
         to Common Stock......................          100,946              118,723          (6,554)            9             8
      Retained earnings at beginning of year..                -              247,391          (2,086)      (18,316)       (1,542)
      Share exchange..........................          227,829                    -               -             -             -
      Common stock dividends..................          (31,346)                   -               -             -             -
                                                      ---------         ------------         -------      --------     ---------
RETAINED EARNINGS AT END OF YEAR..............         $297,429           $  366,114         $(8,640)     $(18,307)      $(1,534)
                                                      =========         ============         =======      ========     =========

                                            PNM RESOURCES AND SUBSIDIARIES
                               CONSOLIDATING STATEMENT OF EARNINGS AND SURPLUS (CONTINUED)
                                             YEAR ENDED DECEMBER 31, 2000

                                                           SUNTERRA GAS        SUNTERRA GAS                         PNM RESOURCES
                                                            GATHERING           PROCESSING         ELIMINATIONS      CONSOLIDATED
                                                           ------------        ------------        ------------     -------------
                                                                                        (In thousands)
OPERATING REVENUES:
  Electric..........................................             $    -              $    -           $       -        $1,289,192
  Gas...............................................                  -                   -                   -           319,924
  Non-Utility.......................................                  -                   -                   -             2,158
    Intercompany....................................                  -                   -             (38,337)                -
                                                           ------------        ------------        ------------     -------------
     Total operating revenues.......................                  -                   -             (38,337)        1,611,274
                                                           ------------        ------------        ------------     -------------

OPERATING EXPENSES:
  Cost of energy sold...............................                  -                   -                   -           949,880
  Intercompany......................................                  -                   -             (38,337)                -
  Administrative and general........................                  -                   -                   -           147,269
  Energy production costs...........................                  -                   -                   -           139,894
  Depreciation and amortization.....................                  -                   -                   -            93,058
  Transmission and distribution costs...............                  -                   -                   -            60,330
  Taxes, other than income taxes....................                  -                   -                   -            34,405
  Income taxes......................................                  -                   -                 201            53,964
                                                           ------------        ------------        ------------     -------------
     Total operating expenses.......................                  -                   -             (38,136)        1,478,800
                                                           ------------        ------------        ------------     -------------
     Operating income...............................                  -                   -                (201)          132,474
                                                           ------------        ------------        ------------     -------------

OTHER INCOME AND DEDUCTIONS:
  Equity in earnings from subsidiaries..............                  -                   -            (113,079)                -
  Other.............................................                508                   -                (508)           54,296
  Income tax expense................................               (201)                  -                 201           (20,382)
                                                           ------------        ------------        ------------     -------------
     Net other income and deductions................                307                   -            (113,386)           33,914
                                                           ------------        ------------        ------------     -------------
     Income before interest charges.................                307                   -            (113,587)          166,388
                                                           ------------        ------------        ------------     -------------

INTEREST CHARGES:
  Interest on long-term debt........................                  -                   -                   -            62,823
  Other interest charges............................                  -                   -                (508)            2,619
                                                           ------------        ------------        ------------     -------------
     Net interest charges...........................                  -                   -                (508)           65,442
                                                           ------------        ------------        ------------     -------------

NET EARNINGS........................................                307                   -            (113,079)          100,946
     Preferred stock dividend requirements..........                  -                   -                   -               586
                                                           ------------        ------------        ------------     -------------

      Net Earnings Applicable
         to Common Stock..........................                  307                   -            (113,079)          100,360
      Retained earnings at beginning of year......                1,296               1,086            (227,829)                -
      Share exchange..............................                    -                   -                   -           227,829
      Common stock dividends......................                    -                   -                   -           (31,346)
                                                           ------------        ------------        ------------     -------------
RETAINED EARNINGS AT END OF YEAR..................               $1,603              $1,086           $(340,908)       $  296,843
                                                           ============        ============        ============     =============

                                               PNM RESOURCES AND SUBSIDIARIES
                                                 CONSOLIDATING BALANCE SHEET
                                                           ASSETS
                                                   AS OF DECEMBER 31, 2000

                                                             PNM               PNM                             SUNBELT     PARAGON
                                                          RESOURCES        CONSOLIDATED         AVISTAR         MINING    RESOURCES
                                                          ---------        ------------         -------        -------    ---------
                                                                                         (In thousands)
UTILITY PLANT, AT ORIGINAL COST EXCEPT
PVNGS:
  Electric plant in service.......................         $      -          $2,030,813         $     -         $    -         $  -
  Gas plant in service............................                -             553,755               -              -            -
  Common plant in service and plant
     held for future use..........................           20,305              16,373               -              -            -
                                                          ---------        ------------         -------        -------    ---------
                                                             20,305           2,600,941               -              -            -
  Less accumulated depreciation and
     amortization.................................            8,537           1,144,840               -              -            -
                                                          ---------        ------------         -------        -------    ---------
                                                             11,768           1,456,101               -              -            -
  Construction work in progress...................            1,965             121,671              17              -            -
  Nuclear fuel, net of accumulated
     amortization of $19,081......................                -              25,784               -              -            -
                                                          ---------        ------------         -------        -------    ---------

     Net utility plant............................           13,733           1,603,556              17              -            -
                                                          ---------        ------------         -------        -------    ---------

OTHER PROPERTY AND INVESTMENTS:
  Investment in Subsidiaries......................          874,907                   -               -              -            -
  Other investments...............................                -             468,419          11,402              -            -
  Non-utility property, net of accumulated
     depreciation of $1,644.......................                -               1,799           1,799              -           68
                                                          ---------        ------------         -------        -------    ---------

     Total other property and investments.........          874,907             470,218          13,201              -           68
                                                          ---------        ------------         -------        -------    ---------

CURRENT ASSETS:
  Cash and cash equivalents.......................                -              94,969          12,093            306          305
  Accounts receivable, net of allowance for
     uncollectible accounts of $8,963.............                -             242,752             (10)             -            -
  Intercompany....................................           39,674              13,146           2,440            803            -
  Other receivables...............................           10,219              51,021           3,595             20            2
  Inventories.....................................                -              36,064              27              -            -
  Regulatory assets...............................                -              47,604               -              -            -
  Other current assets............................                -              11,417               -              -            -
                                                          ---------        ------------         -------        -------    ---------

     Total current assets.........................           49,893             496,973          18,145          1,129          307
                                                          ---------        ------------         -------        -------    ---------

DEFERRED CHARGES:
  Regulatory assets...............................                -             226,849               -              -            -
  Prepaid pension cost............................                -              18,116               -              -            -
  Other deferred charges..........................                -              38,062              11              -            -
                                                          ---------        ------------         -------        -------    ---------

     Total deferred charges.......................                -             283,027              11              -            -
                                                          ---------        ------------         -------        -------    ---------
                                                           $938,533          $2,853,774         $31,374         $1,129         $375
                                                          =========        ============         =======        =======    =========

                                               PNM RESOURCES AND SUBSIDIARIES
                                                 CONSOLIDATING BALANCE SHEET
                                                     ASSETS (CONTINUED)
                                                   AS OF DECEMBER 31, 2000

                                                            SUNTERRA GAS       SUNTERRA GAS                          PNM RESOURCES
                                                             GATHERING          PROCESSING         ELIMINATIONS       CONSOLIDATED
                                                            ------------       ------------        ------------      -------------
                                                                                         (In thousands)
UTILITY PLANT, AT ORIGINAL COST EXCEPT
PVNGS:
  Electric plant in service..........................             $    -               $  -           $       -         $2,030,813
  Gas plant in service...............................                  -                  -                   -            553,755
  Common plant in service and plant
     held for future use.............................                  -                  -                   -             36,678
                                                            ------------       ------------        ------------      -------------
                                                                       -                  -                   -          2,621,246
  Less accumulated depreciation and
     amortization....................................                  -                  -                   -          1,153,377
                                                            ------------       ------------        ------------      -------------
                                                                       -                  -                   -          1,467,869
  Construction work in progress......................                  -                  -                   -            123,653
  Nuclear fuel, net of accumulated
     amortization of $19,081.........................                  -                  -                   -             25,784
                                                            ------------       ------------        ------------      -------------

     Net utility plant...............................                  -                  -                   -          1,617,306
                                                            ------------       ------------        ------------      -------------

OTHER PROPERTY AND INVESTMENTS:
  Investment in Subsidiaries.........................                  -                  -            (874,907)                 -
  Other investments..................................                  -                  -                   -            479,821
  Non-utility property, net of accumulated
     depreciation of $1,644..........................                  -                  -                   -              3,666
                                                            ------------       ------------        ------------      -------------

     Total other property and investments............                  -                  -            (874,907)           483,487
                                                            ------------       ------------        ------------      -------------

CURRENT ASSETS:
  Cash and cash equivalents..........................                  8                 10                   -            107,691
  Accounts receivable, net of allowance for
     uncollectible accounts of $8,963................                  -                  -                   -            242,742
  Intercompany.......................................              9,817                190             (66,070)                 -
  Other receivables..................................                  -                  -                   -             64,857
  Inventories........................................                  -                  -                   -             36,091
  Regulatory assets..................................                  -                  -                   -             47,604
  Other current assets...............................                  -                  -                   -             11,417
                                                            ------------       ------------        ------------      -------------

     Total current assets............................              9,825                200             (66,070)           510,402
                                                            ------------       ------------        ------------      -------------

DEFERRED CHARGES:
  Regulatory assets..................................                  -                  -                   -            226,849
  Prepaid pension cost...............................                  -                  -                   -             18,116
  Other deferred charges.............................                  -                  -                   -             38,073
                                                            ------------       ------------        ------------      -------------

     Total deferred charges..........................                  -                  -                   -            283,038
                                                            ------------       ------------        ------------      -------------
                                                                  $9,825               $200           $(940,977)        $2,894,233
                                                            ============       ============        ============      =============

                                                  PNM RESOURCES AND SUBSIDIARIES
                                                   CONSOLIDATING BALANCE SHEET
                                                 CAPITALIZATION AND LIABILITIES
                                                      AS OF DECEMBER 31, 2000

                                                             PNM                PNM                            SUNBELT     PARAGON
                                                          RESOURCES        CONSOLIDATED          AVISTAR        MINING    RESOURCES
                                                          ---------        ------------          -------       -------    ---------
                                                                                         (In thousands)
CAPITALIZATION:
  Common stock equity:
    Common stock outstanding - 39,118 shares               $195,589          $        -          $     -      $      -      $     -
    Additional paid-in capital....................          432,222                   -                -             -            -
    Accumulated other comprehensive income,
     net of tax...................................             (338)                311                -             -            -
    Equity invested in subsidiaries...............                -             473,116           33,915        18,527        1,816
    Retained earnings.............................          297,429             366,114           (8,640)      (18,307)      (1,534)
                                                          ---------        ------------          -------      --------    ---------

       Total common stock equity..................          924,902             839,541           25,275           220          282
  Minority interest...............................                -              12,211                -             -            -
  Cumulative preferred stock without
     mandatory redemption requirements............                -              12,800                -             -            -
  Long-term debt, less current maturities.........                -             953,823                -             -            -
                                                          ---------        ------------          -------      --------    ---------

       Total capitalization.......................          924,902           1,818,375           25,275           220          282
                                                          ---------        ------------          -------      --------    ---------

CURRENT LIABILITIES:
  Accounts payable................................                -             257,724              267             -            -
  Intercompany accounts payable...................           12,131              49,677            2,567           909           75
  Accrued interest and taxes......................                -              36,880                9             -            -
  Other current liabilities.......................                -              66,933              825             -            -
                                                          ---------        ------------          -------      --------    ---------

       Total current liabilities..................           12,131             411,214            3,668           909           75
                                                          ---------        ------------          -------      --------    ---------

DEFERRED CREDITS:
  Accumulated deferred income taxes...............            1,500             166,673           (1,942)            -           18
  Accumulated deferred investment
     tax credits..................................                -              47,853                -             -            -
  Regulatory liabilities..........................                -              65,552                -             -            -
  Regulatory liabilities related to accumulated
     deferred income tax..........................                -              20,696                -             -            -
  Accrued postretirement benefits cost............                -              11,899                -             -            -
  Other deferred credits..........................                -             311,512            4,373             -            -
                                                          ---------        ------------          -------      --------    ---------

       Total deferred credits.....................            1,500             624,185            2,431             -           18
                                                          ---------        ------------          -------      --------    ---------

                                                           $938,533          $2,853,774          $31,374      $  1,129      $   375
                                                          =========        ============          =======      ========    =========

                                                 PNM RESOURCES AND SUBSIDIARIES
                                                   CONSOLIDATING BALANCE SHEET
                                           CAPITALIZATION AND LIABILITIES (CONTINUED)
                                                     AS OF DECEMBER 31, 2000

                                                            SUNTERRA GAS       SUNTERRA GAS                          PNM RESOURCES
                                                             GATHERING          PROCESSING         ELIMINATIONS       CONSOLIDATED
                                                            ------------       ------------        ------------      -------------
                                                                                         (In thousands)
CAPITALIZATION:
  Common stock equity:
    Common stock outstanding - 39,118                             $    -             $    -           $       -         $  195,589
    Additional paid-in capital.......................                  -                  -                   -            432,222
    Accumulated other comprehensive income,
     net of tax......................................                  -                  -                   -                (27)
    Equity invested in subsidiaries..................              7,511               (886)           (533,999)                 -
    Retained earnings................................              1,603              1,086            (340,908)           296,843
                                                            ------------       ------------        ------------      -------------

       Total common stock equity.....................              9,114                200            (874,907)           924,627
  Minority interest..................................                  -                  -                   -             12,211
  Cumulative preferred stock without
     mandatory redemption requirements...............                  -                  -                   -             12,800
  Long-term debt, less current maturities                              -                  -                   -            953,823
                                                            ------------       ------------        ------------      -------------

       Total capitalization..........................              9,114                200            (874,907)         1,903,461
                                                            ------------       ------------        ------------      -------------

CURRENT LIABILITIES:
  Accounts payable...................................                  -                  -                   -            257,991
  Intercompany accounts payable......................                711                  -             (66,070)                 -
  Accrued interest and taxes.........................                  -                  -                   -             36,889
  Other current liabilities..........................                  -                  -                   -             67,758
                                                            ------------       ------------        ------------      -------------

       Total current liabilities.....................                711                  -             (66,070)           362,638
                                                            ------------       ------------        ------------      -------------

DEFERRED CREDITS:
  Accumulated deferred income taxes..................                  -                  -                   -            166,249
  Accumulated deferred investment
     tax credits.....................................                  -                  -                   -             47,853
  Regulatory liabilities.............................                  -                  -                   -             65,552
  Regulatory liabilities related to accumulated
     deferred income tax.............................                  -                  -                   -             20,696
  Accrued postretirement benefits cost...............                  -                  -                   -             11,899
  Other deferred credits.............................                  -                  -                   -            315,885
                                                            ------------       ------------        ------------      -------------

       Total deferred credits........................                  -                  -                   -            628,134
                                                            ------------       ------------        ------------      -------------

                                                                  $9,825             $  200           $(940,977)        $2,894,233
                                                            ============       ============        ============      =============

                                   EXHIBIT B

          An organizational chart showing the relationship of each EWG or foreign utility company to associate companies in the holding-company system.

          N/A

         The above-named claimant has caused this statement to be duly executed on its behalf by its authorized officer on this 31st day of December, 2001.

                                                PNM RESOURCES, INC.


                                                By: /s/ J. E. Sterba
                                                   -----------------------
                                                   J. E. Sterba
                                                   Chairman, President and Chief
                                                   Executive Officer


CORPORATE SEAL
Attest:

/s/ Jim Acosta
----------------------------------------
Jim Acosta, Assistant Secretary



Name, title, and address of officer to whom notices and correspondence concerning this statement should be addressed:

T. R. Horn, Vice President and Treasurer
----------------------------------------------------
       (Name)                        (Title)





PNM, Alvarado Square, Albuquerque, NM 87158
----------------------------------------------------
                    (Address)